UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.                             Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis Puerto Rico Savings Plan

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.                               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

sanofi-aventis Puerto Rico Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Pension Committee of the
sanofi-aventis Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of the sanofi-aventis Puerto Rico Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Iselin, New Jersey

June 24, 2008

sanofi-aventis Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investment at fair value:
Investment in Master Trust	$5,666,574	$5,915,174
Mutual funds	8,236,951	6,558,255
Common and commingled trusts	535,318	470,697
Participant loans	755,935	732,012
	15,194,778	13,676,138

Income receivable	10,308	6,892
Contributions receivable – employee	98,138	25,879
Contributions receivable – employer	89,403	28,194
	197,849	60,965
Total assets	15,392,627	13,737,103

Liabilities
Accrued expenses	493	510
Net assets available for benefits, at fair value	15,392,134	13,736,593

Adjustment from fair value to contract value for fully benefit responsive investment contracts	4,400	72,812

Net assets available for benefits	$15,396,534	$13,809,405

sanofi-aventis Puerto Rico Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended

	December 31
	2007	2006
Additions:
Contributions:
Employee	$581,744	$655,071
Employer	679,134	637,907
Investment income:
Interest and dividends	416,025	253,625
Net appreciation in the fair value of investments (Note 3)	91,508	689,764
Net investment income from Master Trust (Note 4)	238,001	513,866
Transfers from other plans	541,000	1,870,519
Total additions	2,547,412	4,620,752

Deductions:
Distributions	954,287	3,760,831
Fees and administrative expenses	5,996	6,937
Total deductions	960,283	3,767,768
Increase in net assets available for benefits	1,587,129	852,984

Net assets available for benefits, beginning of the year	13,809,405	12,956,421
Net assets available for benefits, end of the year	$15,396,534	$13,809,405

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2007

1. Summary of Significant Plan Provisions

On January 1, 2006, the assets of Puerto Rican participants of the Sanofi-Synthelabo Group Savings Plan (the Sanofi Savings Plan) were transferred into Aventis Pharmaceuticals Puerto Rico Savings Plan. The plan was renamed the sanofi-aventis Puerto Rico Savings Plan (the Plan). The new plan was redesigned to align the benefit received by the Puerto Rican plan participants of the Sanofi Savings Plan to equal those received by the Plan participants.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all the employees of Aventis Pharmaceuticals Puerto Rico Inc., Aventis Pharma Inc. (Puerto Rico) (collectively Aventis Pharmaceuticals Puerto Rico) and Puerto Rican participants covered under former Sanofi Savings Plan as they meet the prescribed eligibility requirements. All employees are eligible to participate in the Plan beginning on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico, Inc. (subsequently known as Aventis Pharmaceuticals Puerto Rico Inc.) and T. Rowe Price Trust Company (the Trustee) entered into a Master Trust Agreement (Master Trust) to serve as a funding vehicle for certain commingled assets of the Plan and the sanofi-aventis U.S. Savings Plan (the US Savings Plan).  The Trust Agreement was amended by adding the Sanofi Savings Plan and sanofi-aventis Hourly Savings Plan (the Hourly Savings Plan) under the Trust Agreement effective December 16, 2005. Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the US Savings Plan as well as the Hourly Savings Plan. Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 4).

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Trustee and Recordkeeper

Banco Popular is the Plan’s trustee (the Trustee). T Rowe Price Company is the trustee for the Master Trust. T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (see Note 6).

Plan Administration

The sanofi-aventis Retirement Administrative Committee (the Committee), as appointed by the Company’s Pension Committee, is responsible for the general administration of the Plan. The Company also maintains trust funds as a part of the Plan to hold the assets of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets. The Trustee also administered the payment of interest and principal on the bonds, which are reimbursed to the Trustee through contributions, as determined by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Contributions

The Plan provides that participants may make elective contributions, which allows participants to save up to 10% of their eligible pay for 2007 and 2006 in whole percentages (up to the allowable IRC annual maximum – $8,000 for 2007 and 2006) on a pre-tax basis, pursuant to Internal Revenue Code (IRC) Section 401(k) and in accordance with Puerto Rico law. After tax contributions of up to 70% are also available.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Contributions (continued)

The Company shall contribute to the Plan for each participant each pay period of pre-tax, after-tax, and catch-up contributions according to years of service schedules by June 30 of the current year. For employees with 0-2 years service, the Company matches 100% of the employee’s contribution up to a maximum of 6% of eligible pay; for employees with 3-6 years service, the Company matches 125% of the employee’s contribution up to a maximum of 6% of eligible pay; for employees with 7 or more years service, the Company matches 150% of the employee’s contribution up to a maximum of 6% of eligible pay.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum annual amount as may be determined by the Puerto Rico Treasury Department designed to reflect increases in cost of living. The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Vesting

Participants are always 100% vested in their pre-tax and after-tax contributions accounts (contributions and related earnings). Employees as of December 31, 2005 are also 100% vested in their Company matching contribution account (contribution and related earnings). Employees hired on or after January 1, 2006 are 100% vested in their Company matching contribution account after three years of service.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also roll over IRA distributions (excluding minimum required distributions and nondeductible contributions).

Participant Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate that commensurates with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 5% to 9.25%. Loan balances are payable in semimonthly installments generally over a term of up to five years. Extended terms are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expense

Expenses incurred to administer the Plan, including trustee, recordkeeper, and investment advisory fees, are paid by the Plan. The Company pays all remaining expenses of the Plan, if any.

Transfers from Other Plans

The Plan allows transfer between the U.S. Savings Plan and the Plan. For years ended December 31, 2007 and 2006, the transfer from U.S. Savings Plan to the Plan were $541,000 due to job function change and $1,870,519 due to plan amendment, respectively.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1)

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006. The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trusts are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high- quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and are comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trusts (see Note 4). The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract asserts. The wrapper rebid value is zero at December 31, 2007 and 2006.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.84% and 4.67% and the average yield was 3.77% and 3.69% during 2007 and 2006, respectively. The Plan’s interest in the GICs within the Master Trust was approximately 1.5% at December 31, 2007 and 2006.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit Payments

Benefits are recorded when paid for the same period as they are requested or are recorded as payable when paid in later period.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits:

	As of December 31
	2007	2006
Master Trust
sanofi-aventis US Savings Trust	$5,666,574	$5,915,174

Mutual Funds
Retirement 2020	2,219,946	1,924,805
Retirement 2025	1,529,783	919,683
Retirement 2030	1,338,513	1,087,870

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	As of December 31
	2007	2006
Mutual Funds	$51,761	$626,871
Common and commingled trusts	39,747	62,893
	$91,508	$689,764

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

4. Master Trust

At December 31, 2007 and 2006, the Plan’s interest in the Master Trust was approximately 1.5%.

The following table presents the fair value of investments held in the Master Trust:

	As of December 31
	2007	2006
Investments
Investments at fair value:
Cash and cash equivalents	$777,310	$833,052
Mutual funds	17,384,850	11,886,108
Company stock	89,331,243	98,282,173
Guaranteed insurance contracts	269,676,092	278,327,221
Total assets	377,169,495	389,328,554

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	261,341	4,168,147
	$377,430,836	$393,496,701

The following table presents the investment income for the Master Trust:

	As of December 31
	2007	2006

Dividends	$2,005,419	$1,665,623
Interest	13,426,725	13,209,546
Net appreciation (depreciation) in fair value of Common Stock and Mutual Funds	(1,604,066)	4,716,734
	$13,828,078	$19,591,903

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

5. Tax Status

The Puerto Rico Treasury Department has determined and informed the Company by a letter dated August 5, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code (PR – “IRC”). However, the Plan has been amended since the receipt of the determination letter.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR - IRC and Puerto Rico law. The plan administrator is not aware of any activity or transaction that may adversely effect the qualification status of the Plan. Therefore, no provision for income taxes has been made.

6. Reconciliation of Financial Statements to Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements at contact value	$15,396,534	$13,809,405
Adjustment from contact value to fair value for fully benefit responsive investment contract	(4,400)	(72,812)
Net assets available for benefits, at fair value per Form 5500	$15,392,134	$13,736,593

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

7. Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

8. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR - IRC.

Supplemental Schedule

EIN: #66-0402300
Plan: #001

sanofi-aventis Puerto Rico Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of	(d)	Current
(a)	Lessor, or Similar Party	Investment	Cost	Value

	Mutual Funds
*	AF Growth of America	Mutual fund 12,362 shares	**	$420,314
*	PIMCO Total Return Fund	Mutual fund 11,855 shares	**	126,733
*	Retirement 2010	Mutual fund 13,157 shares	**	213,272
*	Retirement 2015	Mutual fund 44,413 shares	**	561,824
*	Retirement 2020	Mutual fund 125,138 shares	**	2,219,946
*	Retirement 2025	Mutual fund 116,068 shares	**	1,529,783
*	Retirement 2030	Mutual fund 70,263 shares	**	1,338,513
*	Retirement 2035	Mutual fund 41,685 shares	**	563,163
*	Retirement 2040	Mutual fund 16,634 shares	**	319,369
*	Retirement 2045	Mutual fund 2,828 shares	**	36,005
*	Retirement Income Fund	Mutual fund 5,472 shares	**	72,774
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 11,765 shares	**	357,530
*	Vanguard Inst Index Fund	Mutual fund 1,450 shares	**	194,555
*	Vanguard Mid-Cap Index, Inst	Mutual fund 6,145 shares	**	127,569
*	Vanguard Windsor II Admiral	Mutual fund 2,804 shares	**	155,601
	Total Mutual Funds			$8,236,951
	Common and Commingled Trusts
*	JP Morgan EAFE Plus Fund	Mutual fund 12,704 shares	**	$277,451
*	Wellington Management Large-Cap Research Fund	Mutual fund 22,230 shares	**	257,867
	Total Common and Commingled Trusts			$535,318

	Loans
*	Participant loans	Participant loans interest rates ranging from 5% to 9.25%	**	$755,935

*                 Indicates party-in-interest to the Plan.

**          As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI-AVENTIS PUERTO RICO
SAVINGS PLAN

Date:	June 26, 2008	By:	/s/ Liz Donnelly
Liz Donnelly, for the
Retirement Plan Administrative
Committee, Plan Administrator

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm